UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

September 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-s(b) : 82-______.)

SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date : October 7th, 2002	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

EXHIBIT 99.1 :	TotalFinaElf is granted a building permit for its wind farm project at the Flanders Refinery in Mardyck (France) (September 9, 2002).

EXHIBIT 99.2 :	Qatar : Atofina buys out Enichem’s 10% interest in Qapco (September 17, 2002).

EXHIBIT 99.3 :	TotalFinaElf joins the BTC Pipeline Project (September 18, 2002).

EXHIBIT 99.4 :	Gulf of Mexico : Aconcagua Starts Production (September 23, 2002).

EXHIBIT 99.5 :	TotalFinaElf continues to upgrade Service Station Management Systems to improve customer service quality (October 1, 2002).

EXHIBIT 99.6 :	TotalFinaElf and l’Institut Français du Pétrole sign a framework agreement for R&D cooperation (October 2, 2002).

EXHIBIT 99.7 :	Notice of Repurchase of Ordinary Shares of TotalFinaElf (October 2, 2002).

EXHIBIT 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

FOR IMMEDIATE RELEASE

TotalFinaElf is granted a building permit for its wind farm project at the
Flanders Refinery in Mardyck (France)

Paris, September 9, 2002 — TotalFinaElf has been granted the necessary building permit from the Préfecture du Nord in France to launch the construction of a five-turbine wind farm at the site of its Flanders refinery in Mardyck, near Dunkirk.

The project entails the installation of state-of-the-art wind turbines for a power capacity of 12 megawatts, which represents the equivalent of the domestic consumption of 15,000 people. The turbine types selected for the project are large-scale designs, based upon proven technology, which will form the basis of future wind-power developments at sea. This choice allows the concentration of power within a limited area of ground-space, while generating low levels of noise. Located near the refinery, the new wind farm will benefit from the plant’s maintenance expertise, from the existing electrical infrastructure, and will integrate more easily into the surrounding landscape. The power produced will be sold to EDF. The capital expenditure budget has been set at around 15 million euros.

The wind farm project has been the subject of in-depth impact studies regarding the natural environment, noise levels, landscape integration, plant safety, and local economic activity. These studies were conducted in conjunction with the key regional players as well as the relevant authorities. The local community participated in an information meeting, held in February.

A multi-energy Group producing primarily oil and gas, TotalFinaElf also has expertise in power generation and in renewable energies. It is committed to pooling its competences to develop wind farm projects which are both innovative and environmentally sound. TotalFinaElf thereby intends to make its own contribution to the objectives which countries in the European Union have set themselves for the development of renewable energies.

****

EXHIBIT 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. : 33 (1) 47 44 37 76	Qatar: Atofina buys out Enichem’s 10% interest in Qapco

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

ATOFINA
4/8, cours Michelet
92800 – Puteaux France

Gilles GALINIER
Tél. : 33 (1) 49 00 70 07

Marie-Pierre GALHAUT
Tél. : 33 (1) 49 00 70 20

www.atofina.com
Paris, September 17, 2002 — Atofina, the Chemicals branch of TotalFinaElf Group, finalised the purchase of Enichem’s 10% share in Qatar Petrochemical Company (Qapco) on September 16th 2002. The deal raises Atofina’s interest in Qapco to 20%, making the Company the only remaining partner of the national oil company Qatar Petroleum which owns the other 80%. Qapco currently produces 525,000 tonnes per year of ethylene used as feedstock for its 380,000 t/y polyethylene (LDPE) plants and for those of the Qatar Vinyl Company (QVC) chlorochemicals complex.

This deal allows Atofina to consolidate its direct involvement in two major projects to develop its petrochemicals operations in Qatar through the creation of Qatofin, a joint venture held by Atofina (36%), Qapco (63%) and Qatar Petroleum (1%), announced in June this year. Atofina there raises to 22.2% its interest in the 1.3 Mt ethane cracker due for start-up in 2007 at Ras Laffan, in the North-East of the country. At the same time, Atofina increases to 48.6% its shareholding in a new 450,000 t/y polyethylene (LLDPE) plant which will be built in Mesaieed, in the South-East of Qatar, with start-up scheduled for 2007.

Meanwhile, Atofina raises its share from 16,1% to 19.29% in Qatar Vinyl Company (QVC), the chlorochemicals complex located in the industrial zone of Mesaieed which came on stream in the spring of 2001. This complex is jointly owned by Qatar Petroleum, Qapco, NorskHydro and Atofina.

This latest transaction demonstrates Atofina’s strategic commitment to expanding its petrochemicals activities in Qatar for the fast-growing markets of South-East Asia. It also provides the TotalFinaElf Group with the opportunity to consolidate its presence in the country through industrial synergies between its Upstream and Chemicals branches in the gas sector.

* * * *

EXHIBIT 99.3

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. : 33 (1) 47 44 37 76	TotalFinaElf joins the BTC Pipeline Project

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, September 18, 2002 — TotalFinaElf confirms that it has acquired a participation of 5% in the BTC Pipeline Project which will link Baku in Azerbaijan to Ceyhan in Turkey. The BTC Pipeline construction was decided upon in August 2002.

TotalFinaElf participates in large exploration and production projects in the Caspian Sea area where hydrocarbon transportation is a key business driver for oil and gas activities. The Group has consistently followed a strategy promoting the development of multiple export routes for the crude oil produced in the Caspian area in order to increase security of export, stimulate competitiveness and provide access to a variety of markets.

The decision to join the BTC Pipeline Project is fully in line with this strategy and will provide TotalFinaElf access to export capacity for part of its future production from the Caspian area, notably Kazakhstan.

****

EXHIBIT 99.4

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. : 33 (1) 47 44 37 76	Gulf of Mexico : Aconcagua Starts Production

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, September 23, 2002 — TotalFinaElf announces the start-up of production of the Aconcagua natural gas field, 50% owned and operated by its wholly owned subsidiary TotalFinaElf E&P USA, in deepwater Gulf of Mexico.

Located in the Mississippi Canyon area, Aconcagua is one of three natural gas fields pooled together to use the Canyon Express gas gathering system operated by TotalFinaElf.

This system, 92 kilometres long, links the Aconcagua, Camden Hill (TotalFinaElf, 16.7%) and King’s Peak gas production to the Canyon Station platform operated by Williams Field Services in Main Pass 261.

At a water depth of 2,198 meters, the project marks a world record in deepwater production. Its completion necessitated the development of advanced subsea technologies, including subsea multiphase meters to determine production from each individual well.

Initial production from one well at Aconcagua and one at King’s Peak will be progressively increased over the next two months as remaining wells from the three fields are connected to the system, reaching a production plateau of 500 million cubic feet of gas per day, with approximately 20,000 barrels of oil equivalent for TotalFinaElf.

Canyon Express is an integral part of TotalFinaElf’s deepwater development strategy. The Group’s partners in the project are Marathon Oil Company, BP, Pioneer Natural Resources and Nippon Oil Exploration.

****

EXHIBIT 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

FOR IMMEDIATE RELEASE

TotalFinaElf Continues To Upgrade Service Station Management Systems
To Improve Customer Service Quality

Paris — October 1, 2002 — TotalFinaElf, Europe’s leading petroleum products retailer, is continuing to modernize its service station network, with the goal of further improving service quality.

The Company has signed an agreement with Radiant Systems Inc., based in Atlanta, Georgia, to provide its sales outlets with a powerful, integrated management information system. By year-end 2004, 1,200 Total service stations in France and 650 in the United Kingdom will be equipped with the Radiant 6e™ Enterprise Productivity Suite.

This state-of-the-art system will, notably, optimize sales management in service station boutiques and enhance responsiveness in the deployment of new services.

Beginning in September 2003, initial tests will be held in service stations and a training program involving more than 6,000 people will be launched. The entire rollout will be completed by the end of 2004.

The agreement marks the second phase of a project introduced in early 2000 to develop a shared infrastructure for the TotalFinaElf service station network. Implementation of the initial phase, which mainly concerns payment systems, began in France last June.

                                                            ****

EXHIBIT 99.6

FOR IMMEDIATE RELEASE

TotalFinaElf and l’Institut Français du Pétrole sign a framework agreement for R&D cooperation

Paris, October 2, 2002 — TotalFinaElf and l’Institut Français du Pétrole (IFP) signed a research and development agreement today aimed at setting strategic industrial research guidelines and priorities for oil exploration and production. The agreement, which will lead to the preparation of multi-year research programs geared to medium and long-term challenges facing the industry, will facilitate major R&D projects through the pooling of technical and human resources in all areas of upstream oil operations.

IFP, Europe’s largest applied research and development organization in the hydrocarbon and automotive fields, will contribute their scientific and technological development capabilities in the exploration and production sector, underscoring their role as industry innovators. TotalFinaElf, by supporting and actively participating in this research, will benefit from technological innovations applicable to its acreage or to use in new upstream projects.

This framework agreement will apply to over ten million euros of joint research programs in a wide range of projects as varied as heavy crude transport, complex well drilling or modeling of multi-phase flows. By establishing a solid foundation for cooperation between industry and research, the agreement will facilitate research projects in partnership with oil services companies.

* * * * *

Contacts Presse :
TOTALFINAELF
Thomas Fell : 33 (1) 47 44 47 57

IFP
Marie Cosquer-Debord : 33 (1) 47 52 62 07

EXHIBIT 99.7

DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
VB n° 542/A

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA

Transmitted by facsimile to: 212 656 5893
Number of pages: 1

Paris, 2nd October 2002

Re: Notice of Repurchase of Ordinary Shares of TotalFinaElf

Dear Sirs,

Please be advised that in connection with TotalFinaElf’s share repurchase program, TOTAL FINA ELF S.A. reacquired 8,587,595 of its ordinary shares, nominal value 10 euros per share, during the three month period ending September 30th, 2002, through trades executed on the Paris Bourse.

Before these operations, TOTAL FINA ELF S.A. held 25,434,180 shares in treasury. In addition, at September 30th, 2002, 25,082,217 shares were held by various subsidiaries. As a result, TotalFinaElf held an aggregate of 59,103,992 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer